NEWS RELEASE

Nam Tai Raises $170 million Through Private Placement Transaction

Net Proceeds Will Be Used to Enhance Financial Flexibility

SHENZHEN, China – October 5, 2020 – Nam Tai Property Inc. ("Nam Tai" or the "Company") (NYSE Symbol: NTP) today announced that it has completed a private placement of its common shares (a "private investment in public equity," or "PIPE") with investors Kaisa Group Holdings Ltd. (“Kaisa”) and a large-scale integrated financial group based in Hong Kong. Nam Tai will receive gross proceeds of approximately $170 million, which it expects to use to pay down debt that is at risk for cancellation or early repayment demands and increase its financial flexibility.

Recently, Nam Tai's lending banks have notified Nam Tai that substantial uncertainties may be cast upon the Company’s operations and management control in light of recent actions taken by IsZo Capital Management LP ("IsZo"). In fact, it is difficult for small real estate companies such as Nam Tai to obtain bank financing in China. If Nam Tai’s Board of Directors were to lose its relationship with Kaisa, which would be the case if IsZo's majority slate of nominees were elected to the Board, the Company would run the risk of loans being canceled, consequently leading to significant liquidity issues with its operating and construction works. Furthermore, the requisition notice and further actions related to a potential change in control pursued by IsZo could trigger an early repayment of outstanding loans demanded by the banks under relevant loan covenants.

"After thoughtful deliberation by the Board working with management and the Board’s external financial advisor, we are pleased to announce this investment by two strategic, well capitalized and long-term shareholders who recognize the value creation potential of Nam Tai,” said Dr. Lai Ling Tam, Executive Chairman of the Board of Directors. “As we navigate the current economic environment, the proceeds from this transaction will significantly enhance our financial flexibility and mitigate meaningful risks to our financial stability.”

Dr. Tam added, “Over the past several quarters, the Board and management team have made significant strides on our strategy to build Nam Tai into a leading operator of industrial ecosystems in China. IsZo’s campaign has disrupted our progress, and its statements against the Company and meeting requisition have triggered this significant new risk to our financial stability. Once the Company resolves its on-going matters with IsZo, it anticipates utilizing a portion of the proceeds from this transaction to advance its property development strategy, including the expansion of its portfolio of assets and strategic development opportunities in the Guangdong-Hong Kong-Macao Greater Bay Area, and deliver value to all shareholders.”

Kaisa is a large, diversified investment group in China that is listed on the main board of the Hong Kong Stock Exchange (the “HKEX”) with a market cap exceeding $3.1 billion and a long track record of success. Kaisa has competitive advantages in real estate development and urban renewal, among others. In the field of urban renewal, Kaisa is constantly regarded as one of the national leaders, with 167 urban renewal projects as of June 30, 2020 covering a site area of nearly 42 million square meters, the majority of which are in Guangzhou and Shenzhen. Notably, Kaisa is one of the top developers in Shenzhen, the key market for Nam Tai, and in 2019, contracted sales attributable to Kaisa reached approximately $12.9 billion.

As large and long-term oriented shareholders, Kaisa's and the other investor’s interests are aligned with all Nam Tai shareholders.

As part of the private placement, Kaisa and the other investor received 16,051,219 and 2,603,366 of Nam Tai common shares, respectively, for $9.15 per share.

Houlihan Lokey served as financial advisor, and Latham & Watkins LLP and Walkers served as legal advisors to the Company.

Forward-looking Statement and Factors that Could Cause our Share Price to Decline

Certain statements included in this press release, other than statements of historical fact, are forward-looking statements. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "might", "can", "could", "will", "would", "anticipate", "believe", "continue", "estimate", "expect", "forecast", "intend", "plan", "seek", or "timetable". These forward-looking statements, which are subject to risks, uncertainties, and assumptions, may include projections of our future financial performance based on our growth strategies and anticipated trends in our business and the industry in which we operate. These statements are only predictions based on our current expectations about future events. There are several factors, many beyond our control, which could cause results to differ materially from our expectation. These risk factors are described in our Annual Report on Form 20-F and in our Current Reports filed on Form 6-K from time to time and are incorporated herein by reference. Any of these factors could, by itself, or together with one or more other factors, adversely affect our business, results of operations or financial condition. There may also be other factors currently unknown to us, or have not been described by us, that could cause our results to differ from our expectations. Although we believe the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. You should not rely upon forward-looking statements as predictions of future events. These forward-looking statements apply only as of the date of this announcement; as such, they should not be unduly relied upon as circumstances change. Except as required by law, we are not obligated, and we undertake no obligation, to release publicly any revisions to these forward-looking statements that might reflect events or circumstance occurring after the date of this press release or those that might reflect the occurrence of unanticipated events.

ABOUT NAM TAI PROPERTY INC.

We are a real estate developer and operator, mainly conducting business in Mainland China. Our main land resources are located in the Guangdong-Hong Kong-Macao Greater Bay Area ("Greater Bay Area") and Wuxi, China, of which the three plots in Shenzhen will be developed into Nam Tai Inno Park, Nam Tai Technology Center and Nam Tai Inno Valley. We plan to build these technology parks into landmark parks in the region and provide high-quality industrial offices, industrial service spaces and supporting dormitories to the tenants. Based on the experience of developing and operating technology parks and an industrial relationship network accumulated over the past 40 years, we have also exported the operation model of technology parks to other industrial properties. Through an asset-light model, we have leased industrial properties for repositioning and business invitation. We will also expand the commercial and residential property business in China as an auxiliary development strategy of the Company. As the growth prospects of China maintain, we shall seize development opportunities in the Greater Bay Area and other first- and second-tier cities in China, and continue to strengthen and expand the business of industrial real estate, and commercial and residential properties. Nam Tai Property Inc. is a corporation registered in the British Virgin Islands and listed on the New York Stock Exchange (Symbol: "NTP"). Please refer to our corporate website (www.namtai.com) or the SEC website (www.sec.gov) for our press releases and financial statements.

SOURCE Nam Tai Property Inc.

Contacts

Ed Trissel / Amy Feng / Mahmoud Siddig

Joele Frank, Wilkinson Brimmer Katcher

212-355-4449

Namtai-jf@joelefrank.com

Investor Relations Department

Nam Tai Property Inc.

E-mail: ir@namtai.com.cn